

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

<u>Via E-Mail</u>
Leif Andersen
President
Sebring Software, Inc.
1400 Cattlemen Rd, Suite D
Sarasota, FL 34232

      Re: **Sebring Software, Inc.**
             Form 10-K for the Year Ended December 31, 2013
             Filed March 31, 2014
             File No. 000-53785

Dear Mr. Andersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>
<u>Notes to Consolidated Financial Statements, page F-7</u>
<u>Note 3 – Business Acquisitions, page F-10</u>

1. Please identify the Form 8-K in which you filed the historical financial statements of Orthodontic Specialists Management LLC ("OSM") and the pro forma financial information giving effect to that acquisition. This requirement stands regardless of the consolidation of the managed dental practices.

2. You do not appear to have filed financial statements for the acquisitions of AAR, the four dental practices acquired in December 2013, Simon, and Scottsdale in accordance with Rule 8-04 of Regulation S-X. We note that these acquisitions appeared to be significant to your December 31, 2012 financial statements. Please file the necessary Forms 8-K or provide the tests of significance that demonstrate the insignificance of these acquisitions, or explain why these financial statements are not otherwise required.

Amendment No. 2 to Form 10-Q for the Six Months Ended June 30, 2013

3. Please identify the Exchange Act report in which you have provided pro forma financial information or a financial forecast giving effect to the consolidation of the dental practices whose management you assumed through the acquisition of OSM.

4. In your correspondence submitted to the Chief Accountant of the Division of Corporation Finance, you agreed to provide in your Exchange Act reports the following:

- Information in Management's Discussion and Analysis and the notes to the financial statements about the dental practices under management as required by FASB ASC 805-10-50-2;

- As a result of modifying the contracts to permit consolidation, the policy for consolidating the dental practices, name and description of the dental practices, contract modification date, a description of the modifications and how the modifications resulted in the practices being consolidated; and

- Financial footnote disclosures as required by FASB ASC 810-50-7 or FASB ASC 810-10-25.

We are unable to locate this information, please tell us where it is disclosed. In view of the material effect upon the financial statements of consolidating the practices, it appears to us that this information should be prominently presented in your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or me at (202) 551-3871 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining